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Exhibit 99.1


                         GIGAMEDIA UPDATES GUIDANCE FOR
                        FOURTH QUARTER AND FULL YEAR 2004


          o    EXPECTS PROFITABLE FOURTH QUARTER
          o    EXPECTS PROFITABLE FULL YEAR 2004


TAIPEI, Taiwan, April 13, 2005 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) today updated guidance regarding the Company's fourth-quarter and full-year 2004 consolidated financial results. The Company reported that ongoing internal restructuring continues to make progress, and that the Company expects to report a consolidated net profit for the fourth quarter and for the full year 2004.

GigaMedia expects to announce fourth-quarter and full-year 2004 consolidated financial results in mid-May, following completion of the Company's year-end financial audit.


ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary KBT provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services, including the global online gaming market. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.


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